

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

Duncan Peyton
Chief Executive Officer
4D Pharma PLC
5th Floor, 9 Bond Court
Leeds
LS1 2JZ
United Kingdom

> **Re: 4D Pharma PLC**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed on January 8, 2021**
> **File No. 333-250986**

Dear Mr. Peyton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2020 letter.

Amendment No. 1 to Form F-4 Filed January 8, 2021

Summary, page 32

1. We note your response to our prior comment number 7. Please revise your disclosure to clarify whether "new investors" refers to new investors of 4D Pharma or Longevity, and how and when these investors are acquiring their shares. For instance, to the extent a private placement is contemplated, please describe the terms of such private placement and consider whether any related agreements should be filed as exhibits to the registration statement.

Material Tax Consequences, page 142

2. We note your response to our prior comment number 17. Your disclosure in this section provides a description of the general impact of qualifying, or not qualifying, as a reorganization, but does not discuss the tax consequences of this particular transaction, although you state elsewhere that the transaction structure may provide "tax advantages" to certain 4D Pharma shareholders. Please advise as to how you believe you are complying with Item 4(a)(6) of Form F-4. In this regard, we note that a description of the law is not sufficient. For guidance, refer to Section III.A. of Staff Legal Bulletin 19.

Business of 4D Pharma
Overview, page 163

3. We note your response to our prior comment number 19. In line with the previous comment, please also revise the following statements:
   - "Over recent months, our approach has been validated by our demonstration of signals of clinical efficacy of our therapeutic candidates in both oncology and gastrointestinal disease." (Page 163); and
   - "We select our LBPs based on their efficacy and ability to be rapidly translated into commercially viable therapeutic candidates and elucidate their functionality and interactions with human biology." (Page 169).
   Such statements imply that your product candidates are, in fact, effective; however, determinations of efficacy are solely within the authority of the FDA and comparable regulatory bodies.

Beneficial Ownership of Securities and Certain Relationships and Related Person Transactions, page 232

4. We note your response to our prior comment number 32. We also note that Longevity's Form 10-Q for the quarterly period ended November 30, 2020, discloses that on January 1, 2021, the Sponsor committed to provide the Company additional loans in the aggregate amount of $400,000 in order to finance transaction costs "in connection with a Business Combination". Please revise the prospectus to disclose this additional loan and state whether the loan will be converted to shares or paid off using the Trust Account after redemption.

General

5. As disclosed in the prospectus, each warrant to purchase Longevity ordinary shares that is outstanding immediately prior to the effective time will be assumed by 4D Pharma and automatically converted into a warrant to purchase ordinary shares of 4D Pharma. Please provide your analysis regarding why you believe these warrants are not required to be registered under the Securities Act of 1933.

You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Bradley Finkelstein, Esq.